

June 27, 2012

Via E-mail
Amir Gal-Or
Co-Chief Executive Officer, Co-President and Co-Chairman
Infinity Cross Border Acquisition Corporation
c/o Infinity-C.S.V.C. Management Ltd.
3 Azrieli Center (Triangle Tower)
42nd Floor, Tel Aviv, Israel 67023

> **Re:** **Infinity Cross Border Acquisition Corporation**
> **Amendment No. 8 to Form S-1 on Form F-1**
> **Filed June 8, 2012**
> **File No. 333-173575**

Dear Mr. Gal-Or:

We have reviewed your responses in your letter dated June 20, 2012 to the comments in our letter dated June 19, 2012 and have the following additional comments.

General

1. We note your draft disclosure regarding the program to purchase up to 40% of the public warrants by your sponsors at $0.40 per public warrant, particularly that purchases under the program will not be made unless the technical requirements of Rule 10b-18 can be complied with. Please clarify that the trade time, price, and volume of the warrants (i.e., INXBW) will be used to determine compliance and not that of the units (i.e., INXBU).

2. We note the following statement in the draft disclosure regarding the sponsor public warrant purchase plan: "Because purchases will not be effected under Rule 10b-18, such purchases could result in liability for manipulation under Section 9(a)(2) and Rule 10b-5 of the Exchange Act." Please add a statement after this sentence clarifying what steps (i.e., safeguards, monitoring, compliance programs, etc.) will be taken to avoid liability under Section 9(a)(2) and Rule 10b-15 of the Exchange Act.

3. We note your response to our comment 2. Please clarify the following: (1) that no bids or purchases of warrants under the purchase plan will occur until 60 calendar days following the *end of the restricted period* for the unit distribution; (2) by "Division of Market Regulation" you mean the Division of Trading and Markets; and (3) in reference to the agreement to transmit information, by "the information as specified in paragraph 2 above" you mean paragraph 1, specifically, "a daily time-sequenced schedule of all

warrant purchases made by the Sponsors pursuant to the Purchase Plan, on a transaction-by-transaction basis, including: (i) size, broker (if any), time of execution, price of purchase, and (ii) the exchange, quotation system, or other facility through which the warrant purchase occurred."

You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Via E-mail
        Stuart Neuhauser, Esq.